

July 7, 2011

Via email
Allen Goodman
Chief Financial Officer
Rogers International Raw Materials Fund, L.P.
c/o Beeland Management Company, L.L.C.
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

> **Re:** **Rogers International Raw Materials Fund, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-51836**

Dear Mr. Goodman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 9A. Controls and Procedures

Disclosure Control and Procedures, page 24

1.   We note you have disclosed that your disclosure controls and procedures are effective except as described herein. Please revise to conclude that your disclosure controls and procedures are not effective, or advise. To the extent you determine that your disclosure controls and procedures are effective, please tell us how you made this determination in light of your material weakness. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2010. Please refer to Item 307 of Regulation S-K.

<u>Management's Report on Internal Control Over Financial Reporting, page 24</u>

2.   We note your disclosure of a material weakness; please amend your filing to explicitly state that your internal control over financial reporting was not effective as of December 31, 2010. Please refer to Item 308T of Regulation S-K.

3.   Please amend your filing to include a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please refer to Item 308T of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief